1200 G Street, Suite 800

Washington DC 20005

www.FisherBroyles.com

October 26, 2020

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Trade and Services

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Celeste M. Murphy
Abby Adams Robert S. Littlepage Christie Wong

Re:	Oriental Culture Holding LTD
Registration Statement on Form F-1/A
Amended on October 26, 2020
File No. 333-234654

Ladies and Gentlemen:

On behalf of our client, Oriental Culture Holding LTD, a foreign private issuer organized under the laws of Cayman Islands (the “Company”), we are submitting this letter and filing herewith the Amendment No. 10 to the Registration Statement on Form F-1 (the “Registration Statement”) and certain exhibits via EDGAR to the Commission.

To facilitate your review, we have separately delivered to you a copy of the Amendment No. 10 to the Registration Statement, marked to show changes since our last submission of the Registration Statement.

If you have any questions or further comments regarding to the Registration Statement, please contact me by phone at 703-618-2503 or via e-mail at jeffrey.li@fisherbroyles.com.

Very truly yours,

/s/ Jeffrey Li
Jeffrey Li

Enclosures

cc:	Yi Shao, Chief Executive Officer and Director of Oriental Culture Holding LTD
Lijia Ni, Chief Financial Officer of Oriental Culture Holding LTD